Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On September 22, 2011, the following communication was distributed to Constellation Energy employees and posted on a company internal website dedicated to the merger with Exelon.

As a reminder, the merger approval and integration planning process will require several months. We ask for your patience and understanding as we work through all of the issues that pertain to our employees and companies. For now, it is important that each of us stays focused on meeting our business objectives and makes safety a priority every day.

MERGER FAQs

General

1.	NEW Q: What impact, if any, does this have on active acquisitions?

A: As a company, we are continuing to search for acquisition opportunities that meet our financial and strategic objectives. In May 2011, we announced the acquisition of MXenergy and StarTex Power. Both acquisitions represent significant milestones in our strategy to be a top leader in the residential retail market. With these transactions, Constellation Energy now ranks among the top 10 residential energy providers in the country.

2.	NEW Q: When will shareholders be able to vote on the merger?

A: Both Exelon and Constellation will seek shareholder approval in the third or fourth quarter of 2011.

3.	NEW Q: How does this deal compare to the Duke/Progress deal?

A: While both mergers aim to take advantages of scale in the activities of the combined companies, the Duke/Progress combination will create a company focused on regulated activities, and the combined entity will be the largest U.S. power company as measured by market capitalization. In contrast, the Exelon/Constellation merger will create a company with a balance of regulated and competitive activities. The combined Exelon/Constellation company will be the largest competitive integrated utility in the U.S., with a more geographically diverse presence, and second only to Duke/Progress in market capitalization.

4.	NEW Q: In 2003, Exelon divested the Boston-area power plants that are currently owned by Constellation Energy. Does Exelon intend to divest themselves of these assets once the deal is completed?

A: Exelon ceded the plants to project construction lenders in 2004 due to financial considerations as the plants were just entering commercial operations. Since that time, plant finances have been restructured and the plants are highly attractive assets that are part of Constellation’s portfolio of generation assets and New England power marketing business. Exelon has no intention of divesting the plants.

5.	NEW Q: Do we expect any rate changes from synergies of BGE, ComEd and PECO?

A: Customer rates at the three utilities will not increase as a result of this merger. In Maryland, the distribution and Standard Offer Service rates charged to BGE customers will continue to be set in rate cases by the Maryland Public Service Commission, consistent with the current rate-making process. Synergies realized by each of the distribution companies will naturally flow through to customers as part of the normal rate-setting process. In addition, as part of the package to secure regulatory approvals, Exelon is offering each BGE residential customer a one-time distribution rate credit of $100 shortly after the merger closes – a total investment of $112 million.

As a reminder, the merger will bring a package of benefits valued at more than $250 million to the State of Maryland, the City of Baltimore and BGE residential gas and electric customers. Specifically, two growing parts of the combined corporation will be headquartered in Baltimore. Exelon’s Power Team will combine with Constellation’s power marketing and retail/wholesale business under the Constellation brand. This customer-driven business is expected to be the major growth engine in the new company. In addition, Baltimore will be home to both companies’ renewable energy businesses. To house these operations, the new company intends to build or substantially renovate a state-of-the-art Leadership in Energy and Environmental Design (LEED) corporate office building in Baltimore. The transaction also will benefit Maryland’s economy and energy infrastructure: $5 million will be provided for the State of Maryland’s Electric Universal Service Program (EUSP); $4 million will be provided to support the objectives of the EmPower Maryland Energy Efficiency Act; $10 million will be provided to help spur development of electric vehicle infrastructure in Maryland; and at least $45 million will be invested to develop 25 megawatts of renewable energy in the state. Along with a $100 rate credit that will be provided to each BGE residential customer, the total benefits will be more than $250 million.

6.	NEW Q: Does Exelon have a unionized workforce?

A: Yes. Exelon is almost 50% unionized with 20 labor agreements in place throughout Exelon’s operating companies; represented employees are in Generation, ComEd, PECO and Exelon Business Services Company. Major non-union locations are nuclear generating stations at Limerick and Peach Bottom as well as many Power operations including stations in Texas.

In comparison, Constellation Energy is about 1% unionized and CENG is about 22% unionized. Constellation has represented workforces in Pittsburgh, Las Vegas (both CNE) and Boston (Constellation Mystic Power). CENG has a represented workforce in Oswego, NY (NMPNS). All other workforces in Constellation and CENG are union-free.

7.	NEW Q: Upon deal close, what happens to Constellation Energy stock?

A: Upon deal close, Constellation shareholders will receive 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock, and Constellation Energy shares will no longer trade. The exchange ratio represents an 18.1 percent premium to the 30-day average closing stock prices of Exelon and Constellation as of April 27, 2011. In addition, the deal provides Constellation shareholders with an exchange ratio-adjusted dividend uplift, which is based on Exelon’s current dividend rate, of $2.10 per share, of 103 percent.

8.	NEW Q: Will Exelon’s Power Team be moving to Baltimore?

A: Yes. Exelon Power Team will relocate to Baltimore. The timing and phasing of the relocations will be addressed during integration planning. The expected end state is to have the combined commercial teams located in a corporate headquarters in Baltimore.

HR/Benefits/Staffing

1.	NEW Q: Will Constellation continue to use the Reed Group for absence management?

A: Until deal close, Constellation Energy will continue to use the Reed Group for absence management. During the integration process, employee-related programs and benefits will be assessed. Once this work is completed, the company will determine what, if any, future changes may be proposed.

2.	NEW Q: Currently, I participate in the tuition reimbursement program. If I voluntarily leave the company after completing my degree, am I still obligated to repay monies provided to me by the company?

A: According to the Educational Assistance Program application and contract, you are obligated to repay 100% of the reimbursement provided by the company within the prior 12-month period if you voluntarily leave or are discharged from the company (other than death, retirement, disability or severance). If you are severed under the company’s Severance Plan, you are not obligated to repay any amounts reimbursed for completed courses and approved courses in progress will be reimbursed upon satisfactory completion. For specifics, please refer to the Educational Assistance policy in your employee handbook.

3.	NEW Q: I participate in the pension equity plan. Can I switch to the enhanced traditional plan?

A: No. Participants cannot switch pension plans. If you made your pension plan election during the pension choice window in 2000, this choice was an irrevocable election. Therefore, you cannot switch pension plans. If you were hired after 2000, the only pension plan option you were eligible to participate in was the pension equity plan.

4.	NEW Q: Will 2011 incentive awards be paid in March 2012?

A: For 2011, a primary focus is to achieve our business objectives. If we achieve our goals this year, annual incentive awards will be paid in March 2012 as part of the annual performance management and compensation process.

5.	NEW Q: I have a loan against my Employee Savings Plan. How will this be handled once the merger is completed?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees in a timely manner.

6.	NEW Q: Does Exelon offer healthcare to retirees?

A: Yes.

7.	NEW Q: How can I determine my service date for pension and/or severance purposes?

A: You can determine your service and pension dates by accessing Employee Self Service. After you have logged into the system, select Job History from the Self Service homepage. The information will appear on the screen.

8.	NEW Q: If, as a result of the merger, I am offered a job that is more than 50 miles away from my current work location, will I be eligible for severance if I do not take the position?

A: Through the company’s severance plan policy, you will be eligible for severance if you are offered a position more than 50 miles away from your current work location and you decline to take the position in the time frame provided.

9.	NEW Q: My understanding is that the updates made to the severance plan apply to individuals who are involuntarily severed within one year after the merger close. What happens if I am severed after a year?

A: If you are involuntarily severed more than a year after the merger close, you would be eligible for the company’s severance benefits in effect at that time.

10.	NEW Q: Can I volunteer to be severed under the updated severance plan?

A: No. The updates made to the company’s severance plan apply to individuals who are involuntarily severed within the year after the merger close.

11.	NEW Q: If I am severed, am I eligible to collect unemployment?

A: You may apply for unemployment. Some or all of your unemployment insurance may be offset by any severance you receive.

12.	NEW Q: Does the time that I am receiving severance benefits under the Severance Plan count toward my pension service?

A: Yes.

13.	NEW Q: Does the time that I am receiving severance benefits under the Severance Plan count toward my ability to participate in the Retiree myBenefits program?

A: Yes. If you are 50 or older with 10 or more years of service at the end of the severance period, you are eligible to participate in the Retiree myBenefits program.

14.	NEW Q: When will future pension, compensation and benefits information be announced?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees in a timely manner.

15.	NEW Q: Will the pension plans provided by Constellation Energy change upon the close of the merger?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees in a timely manner.

16.	NEW Q: Do participants in the traditional pension plan who are under age 55 and who are involuntarily severed have to wait until age 65 to receive their pension benefit?

A: No. Participants in the traditional plan can receive their pension benefit at age 55 if they have 10 years of service. Your age and service are calculated as of the end of your severance period.

17.	NEW Q: Will the pension plans provided by Constellation Energy change upon the close of the merger?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees in a timely manner.

18.	NEW Q: When will the updated Severance Summary Plan Description (SPD) be available online?

A: The updated Severance SPD is now available online under the Benefits tab on myConstellation.

19.	NEW Q: Does the online Severance SPD include information about the incentive award payable if I am severed?

A: Yes, the online Severance SPD contains information about the incentive award payable if you are severed.

BUSINESS UNIT

Power Generation

1.	NEW Q: Is Exelon Nuclear aware of or interested in the services provided by Technical and Support Services (T&SS)?

A. Exelon is well aware of and has great respect for the T&SS group. If, how and when Exelon Nuclear utilizes the services of T&SS has not yet been decided and is something that will be determined later in the organizational design and implementation phase.

Divestiture

1.	NEW Q: If I retire after the merger but before the sale of the Baltimore plants, will I retire from Constellation Energy and Exelon?

A: If you retire post-merger but before the divestiture of the Baltimore plants, you will retire from Exelon.

2.	NEW Q: Who will own my pension after the sale of the plants? Exelon, Constellation Energy or the new owner?

A: During the divestiture process, compensation and benefits programs post-sale will be determined. These programs will be communicated to employees in a timely manner.

3.	NEW Q: Will portable pensions be transferred to the new owner or paid out upon the sale of the plants?

A: During the divestiture process, compensation and benefits programs post-sale will be determined. These programs will be communicated to employees in a timely manner.

4.	NEW Q: Will years of service in Constellation Energy be rolled over to Exelon and the new plant owner?

A: During the design phase and divestiture process, compensation and benefits programs post merger and sale will be determined. These programs will be communicated to employees in a timely manner.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

* * * * *